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                            October 13, 2023

       Stephen Ruffini
       Chief Financial Officer
       Village Farms International, Inc.
       4700-80th Street
       Delta, British Columbia, Canada
       V4K 3N3

                                                        Re: Village Farms
International, Inc.
                                                            Form 10-K for the
Year Ended December 31, 2022
                                                            Filed March 9, 2023
                                                            Item 2.02 Form 8-K
filed March 9, 2023
                                                            Response dated May
17, 2023
                                                            Response dated
August 11, 2023
                                                            Form 10-Q for the
Quarter Ended June 30, 2023
                                                            Filed August 9,
2023
                                                            File No. 001-38783

       Dear Stephen Ruffini:

               We have reviewed your August 11, 2023 response to our comment letter and have the following comments. Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.
       After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our June 13, 2023 letter.

       Form 10-K for the Year Ended December 31, 2022

       Management's Discussion and Analysis
       Non-GAAP Measures
       Reconciliation of Net Income to Adjusted EBITDA, page 61

   1. We note your response to prior comment 1 regarding your adjustments to remove the loss on the write down of
inventory to net realizable value and the share of loss on JV inventory impairment.
Notwithstanding your rationale for excluding these inventory losses from your
non-GAAP adjusted EBITDA measure, these adjustments appear to be part of the normal
course of your operations and therefore inconsistent with Question
                                                        100.01 of the
Compliance and Disclosure Interpretations on Non- GAAP Financial
 Stephen Ruffini
Village Farms International, Inc.
October 13, 2023
Page 2
         Measures. Please confirm you will no longer exclude these inventory losses from your adjusted EBITDA measure. This comment is also applicable to prior comments 13, 14 and 16 from our letter dated April 5, 2023. Please also confirm that you will no longer exclude these inventory losses from presentation of costs of sales, gross margin and/or gross margin %.
Form 10-Q for the Quarter Ended June 30, 2023

Management's Discussion and Analysis
Non-GAAP Measures
Reconciliation of Net Loss to Adjusted EBITDA, page 29

2. We note your disclosure on page 18 that other income (expense) for the three months ended June 30, 2023 was $5,602 as compared to ($30) for the three months ended June 30,
         2022. The increase in other income was primarily attributable to a favorable legal settlement in the three months ended June 30, 2023. Please tell us the nature of the legal settlement. Quantify the amount of the legal settlement and address whether or not the gain is included in the determination of your segment's net income
(loss). In addition,
         address the following:
             We note that you do not exclude the legal settlement gain from your non-GAAP adjusted EBITDA measure. Tell us how you considered the guidance in Question
              100.03 of the Compliance and Disclosure Interpretations on Non-GAAP Measures;
              and
             Notwithstanding the above, we note that your press release dated August 9, 2023 includes a prominent bullet point on the improvement in operating loss and highlights certain sequential and/or consecutive improvements in segment adjusted EBITDA.
              Please address the extent to which the legal settlement gain impacted operating loss and segment adjusted EBITDA comparisons period to period. If the legal settlement gain contributed to the sequential and/or consecutive improvements, please explain why you did not highlight and discuss the legal settlement gain.


       Please contact Jeanne Baker at 202-551-3691 or Terence O'Brien at 202-551-3355 if you
have questions regarding comments on the financial statements and related matters.



                                                              Sincerely,
FirstName LastNameStephen Ruffini
                                                              Division of
Corporation Finance
Comapany NameVillage Farms International, Inc.
                                                              Office of
Industrial Applications and
October 13, 2023 Page 2                                       Services
FirstName LastName